                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


     (Mark One)

     /X/ Annual report pursuant to Section 15 (d) of the Securities Exchange
         Act of 1934

     For the fiscal year ended December 31, 1997

                                       OR

     /  / Transition report pursuant to Section 15 (d) of the Securities
          Exchange Act of 1934

     For the transition period from __________________ to ______________________


     Commission file number 1-8993

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    SOURCE ONE MORTGAGE SERVICES CORPORATION
                EMPLOYEE STOCK OWNERSHIP AND 401(k) SAVINGS PLAN
          27555 Farmington Road, Farmington Hills, Michigan 48334-3357
                                 (248) 488-7000

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                                 (603) 643-1567

                                EXPLANATORY NOTE

         This Annual  Report on Form 11-K is being filed  pursuant to Section 15
(d) of the Securities Exchange Act of 1934 with respect to Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan so that it may be incorporated by reference into the Registration Statement on Form S-8 which Fund American Enterprises Holdings, Inc. filed on September 30, 1996 with respect to shares of Common Stock, $1.00 par value per share, of Fund American Enterprises Holdings, Inc. issuable under the Plan.


                                INFORMATION FILED

         The following financial statements and exhibits are filed with, and included in, this Report:

         A.       Financial statements for the Plan consisting of:

                  1.       Reports of Independent Auditors

                  2. Statements of Assets Available for Benefits as of December 31, 1997 and 1996

                  3. Statements of Changes in Assets Available for Benefits for the years ended December 31, 1997 and 1996

                  4.       Notes to Financial Statements

                  5.       Schedule of Assets held for Investment Purposes

                  6.       Schedule of Reportable Transactions

         B.       Exhibits:

                  23.      Consents of Experts

                           (a)      Consent of KPMG Peat Marwick LLP

                           (b)      Consent of Ernst & Young LLP

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Source One Mortgage Services
                                            Corporation Employee Stock
                                            Ownership and 401(k) Savings Plan




Date:     June 29, 1998                     By  /s/ Greg Ghilardi
                                              -----------------------------
                                              Greg Ghilardi
                                              Vice President -Human Resources
                                              Source One Mortgage Services
                                              Corporation

                          Independent Auditors' Report



The Board of Directors
Source One Mortgage Services Corporation


We have audited the accompanying statement of assets available for benefits of the Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan (the "Plan") as of December 31, 1997, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of assets available for benefits of the Plan as of December 31, 1996, and the related statement of changes in assets available for benefits for the year then ended were audited by other auditors whose report thereon dated April 11, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan as of December 31, 1997, and the changes in its assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.



June 26, 1998


                                                      /s/ KPMG Peat Marwick LLP

                         Report of Independent Auditors




The Board of Directors
Source One Mortgage Services Corporation


We have audited the accompanying statement of assets available for benefits of the Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan (the "Plan") as of December 31, 1996 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996, and the changes in its assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.


                                                     /s/ Ernst & Young LLP

Detroit, Michigan
April 11, 1997

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Statement of Assets Available for Benefits

                                December 31, 1997



                                                                Global      Corporate                     AIM            AIM
                                              Institutional   Allocation      Bond       Capital     Constellation      Value
                                                   Fund          Fund         Fund         Fund          Fund            Fund
                                              ------------------------------------------------------------------------------------
Assets
Investments at fair value (Note 4)
   Merrill Lynch Trust Company Funds:
     Institutional Fund                       $2,171,745
     Global Allocation Fund                                     $680,340
     Corporate Bond Fund                                                     $142,529
     Capital Fund                                                                        $522,369
   AIM Family of Funds:
     AIM Constellation Fund                                                                           $1,203,353
     AIM Value Fund                                                                                                 $1,319,146
   Fund American Enterprises Holdings, Inc.
   Loans receivable from participants
                                              ------------------------------------------------------------------------------------
Total investments                              2,171,745         680,340      142,529     522,369      1,203,353     1,319,146

Cash
Receivables:
   Company contributions (Note 3)
   Participants' contributions                     3,011          13,765        2,568      10,043         20,286        14,438
                                              ------------------------------------------------------------------------------------
Total receivables                                  3,011          13,765        2,568      10,043         20,286        14,438
                                              ------------------------------------------------------------------------------------

Total assets available for benefits           $2,174,756        $694,105     $145,097    $532,412     $1,223,639    $1,333,584
                                              ====================================================================================

                                                    Fund
                                                  American           Loans
                                                 Enterprises      Receivable
                                               Holdings, Inc.        from
                                                Common Stock     Participants       Cash        Combined
                                              -------------------------------------------------------------
Assets
Investments at fair value (Note 4)
   Merrill Lynch Trust Company Funds:
     Institutional Fund                                                                         $2,171,745
     Global Allocation Fund                                                                        680,340
     Corporate Bond Fund                                                                           142,529
     Capital Fund                                                                                  522,369
   AIM Family of Funds:
     AIM Constellation Fund                                                                      1,203,353
     AIM Value Fund                                                                              1,319,146
   Fund American Enterprises Holdings, Inc.      $5,384,915                                      5,384,915
   Loans receivable from participants                                  $9,092                        9,092
                                              -------------------------------------------------------------
Total investments                                 5,384,915             9,092                   11,433,489

Cash                                                                                 $73,471        73,471
Receivables:
   Company contributions (Note 3)                   900,494                                        900,494
   Participants' contributions                        2,518                                         66,629
                                              -------------------------------------------------------------
Total receivables                                   903,012                                        967,123
                                              -------------------------------------------------------------

Total assets available for benefits              $6,287,927            $9,092        $73,471   $12,474,083
                                              =============================================================


See accompanying notes to the financial statements.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                   Statement of Assets Available for Benefits

                                December 31, 1996





                                                         GLOBAL      CORPORATE
                                        INSTITUTIONAL  ALLOCATION      BOND        CAPITAL
                                            FUND          FUND         FUND         FUND
                                        ----------------------------------------------------

Assets
Investments at fair value (Note 4)
   Merrill Lynch Trust Company Funds:
     Institutional Fund                    $14,900
     Global Allocation Fund                             $  93,554
     Corporate Bond Fund                                               $13,734
     Capital Fund                                                                  $63,817
   AIM Family of Funds:
     AIM Constellation Fund
     AIM Value Fund
   Fund American Enterprises
     Holdings, Inc.
                                        -----------------------------------------------------
Total investments                           14,900         93,554       13,734      63,817

Receivables:
   Company contributions (Note 3)
   Participants' contributions               2,110         15,475        2,110      10,551
   Accrued income                                1              4            1           3
                                        -----------------------------------------------------
Total receivables                            2,111         15,479        2,111      10,554
                                        =====================================================
Total assets available for benefits        $17,011       $109,033      $15,845     $74,371
                                        =====================================================



                                                                           FUND
                                                                         AMERICAN
                                              AIM           AIM        ENTERPRISES
                                         CONSTELLATION     VALUE      HOLDINGS, INC.
                                             FUND           FUND       COMMON STOCK      COMBINED
                                        -------------------------------------------------------------
Assets
Investments at fair value (Note 4)
   Merrill Lynch Trust Company Funds:
     Institutional Fund                                                                $     14,900
     Global Allocation Fund                                                                  93,554
     Corporate Bond Fund                                                                     13,734
     Capital Fund                                                                            63,817
   AIM Family of Funds:
     AIM Constellation Fund                 $142,606                                        142,606
     AIM Value Fund                                      $  88,238                           88,238
   Fund American Enterprises
     Holdings, Inc.                                                     $7,171,499        7,171,499
                                        -------------------------------------------------------------
Total investments                            142,606        88,238       7,171,499        7,588,348

Receivables:
   Company contributions (Note 3)                                        1,628,817        1,628,817
   Participants' contributions                23,212        14,067           2,814           70,339
   Accrued income                                  5             4             313              331
                                        ------------------------------------------------------------
Total receivables                             23,217        14,071       1,631,944        1,699,487
                                        ============================================================
Total assets available for benefits         $165,823      $102,309      $8,803,443       $9,287,835
                                        ============================================================

See accompanying notes to the financial statements.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 1997



                                                                             Global       Corporate                     AIM
                                                           Institutional   Allocation       Bond        Capital    Constellation
                                                               Fund           Fund          Fund         Fund           Fund
                                                           -----------------------------------------------------------------------
Additions to assets attributed to:
   Investment income:
     Net realized and unrealized appreciation                  $     -       $(44,115)       $1,323      $19,121       $(12,950)
       (depreciation) in fair value of investments
     Dividend and interest income                               14,107         72,922         3,736       25,065         73,773
                                                           -----------------------------------------------------------------------
                                                                14,107         28,807         5,059       44,186         60,823
   Contributions:
     Participant contributions                                 106,104        466,283        79,161      303,503        639,177
     Company contributions                                           -              -             -            -              -
                                                           -----------------------------------------------------------------------
                                                               106,104        466,283        79,161      303,503        639,177
                                                           -----------------------------------------------------------------------
Total additions                                                120,211        495,090        84,220      347,689        700,000

Deductions from net assets attributed to
   benefits paid to participants                                11,133         52,029         6,784       55,387         82,813
                                                           -----------------------------------------------------------------------
Net increase (decrease) before interfund transfers and
   net loans to participants                                   109,078        443,061        77,436      292,302        617,187

Interfund transfers                                          2,051,420        142,240        52,186      166,360        441,495
Net loans to participants                                       (2,753)          (229)         (370)        (621)          (866)
                                                           -----------------------------------------------------------------------

Net increase (decrease)                                      2,157,745        585,072       129,252      458,041      1,057,816

Assets available for benefits at
   beginning of year                                            17,011        109,033        15,845       74,371        165,823
                                                           -----------------------------------------------------------------------
Assets available for benefits at
   end of year                                              $2,174,756       $694,105      $145,097     $532,412     $1,223,639
                                                           =======================================================================



                                                                           Fund
                                                                          American         Loans
                                                             AIM        Enterprises      Receivable
                                                            Value      Holdings, Inc.       From
                                                             Fund       Common Stock    Participants     Cash        Combined
                                                          -----------------------------------------------------------------------
Additions to assets attributed to:
   Investment income:
     Net realized and unrealized appreciation             $  (30,090)    $1,969,478          $      -       $     -  $ 1,902,767
       (depreciation) in fair value of investments
     Dividend and interest income                            101,860         58,974                 -             -      350,437
                                                          -----------------------------------------------------------------------
                                                              71,770      2,028,452                 -             -    2,253,204
   Contributions:
     Participant contributions                               452,784         77,881                 -        69,360    2,194,253
     Company contributions                                         -        900,494                 -             -      900,494
                                                          -----------------------------------------------------------------------
                                                             452,784        978,375                 -        69,360    3,094,747
                                                          -----------------------------------------------------------------------
Total additions                                              524,554      3,006,827                 -        69,360    5,347,951

Deductions from net assets attributed to
   benefits paid to participants                              69,401      1,893,206                 -        (9,050)   2,161,703
                                                          -----------------------------------------------------------------------
Net increase (decrease) before interfund transfers and
   net loans to participants                                 455,153      1,113,621                 -        78,410    3,186,248

Interfund transfers                                          779,047     (3,627,809)                -        (4,939)           -
Net loans to participants                                     (2,925)        (1,328)            9,092            -             -
                                                          -----------------------------------------------------------------------

Net increase (decrease)                                    1,231,275     (2,515,516)            9,092        73,471    3,186,248

Assets available for benefits at
   beginning of year                                         102,309      8,803,443                 -             -     9,287,835
                                                          -----------------------------------------------------------------------
Assets available for benefits at
   end of year                                            $1,333,584     $6,287,927          $  9,092       $73,471  $12,474,083
                                                          =======================================================================

See accompanying notes to the financial statements.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 1996



                                                                               Global       Corporate
                                                              Institutional  Allocation        Bond        Capital
                                                                  Fund          Fund           Fund         Fund
                                                              -----------------------------------------------------
Additions to assets attributed to:
   Investment income:
     Net realized and unrealized appreciation
       (depreciation) in fair value of investments            $         -    $   (4,010)    $    (132)   $   (1,677)

     Dividend and interest income                                      52         4,525            59         1,800
                                                              -----------------------------------------------------
                                                                       52           515           (73)          123
   Contributions:
     Participant contributions                                     16,959       108,518        15,918        74,248
     Company contributions                                              -             -             -             -
                                                              -----------------------------------------------------
                                                                   16,959       108,518        15,918        74,248
                                                              -----------------------------------------------------
Total additions                                                    17,011       109,033        15,845        74,371

Deductions from net assets attributed to
   benefits paid to participants                                        -             -             -             -
                                                              -----------------------------------------------------
Net increase                                                       17,011       109,033        15,845        74,371
Assets available for benefits at
   beginning of year                                                    -             -             -             -
                                                              -----------------------------------------------------
Assets available for benefits at
   end of year                                                $    17,011      $109,033       $15,845       $74,371
                                                              =====================================================

                                                                                      FUND
                                                                                    AMERICAN
                                                          AIM          AIM        ENTERPRISES
                                                     CONSTELLATION    VALUE      HOLDINGS, INC.
                                                         FUND          FUND       COMMON STOCK       COMBINED
                                                     -----------------------------------------------------------
Additions to assets attributed to:
   Investment income:
     Net realized and unrealized appreciation
       (depreciation) in fair value of investments   $      (4,625) $  (1,994)   $    1,619,335    $   1,606,897

     Dividend and interest income                            3,301      2,940            65,490           78,167
                                                     -----------------------------------------------------------
                                                            (1,324)       946         1,684,825        1,685,064
   Contributions:
     Participant contributions                             167,147    101,363            18,031          502,184
     Company contributions                                       -          -         1,628,817        1,628,817
                                                     -----------------------------------------------------------
                                                           167,147    101,363         1,646,848        2,131,001
                                                     -----------------------------------------------------------
Total additions                                            165,823    102,309         3,331,673        3,816,065

Deductions from net assets attributed to
   benefits paid to participants                                 -          -          (572,289)        (572,289)
                                                     -----------------------------------------------------------
Net increase                                               165,823    102,309         2,759,384        3,243,776
Assets available for benefits at
   beginning of year                                             -          -         6,044,059        6,044,059
                                                     -----------------------------------------------------------
Assets available for benefits at
   end of year                                       $     165,823  $ 102,309    $    8,803,443    $   9,287,835
                                                     ===========================================================

See accompanying notes to the financial statements.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                          Notes to Financial Statements

                          December 31, 1997 and 1996



1.  SIGNIFICANT ACCOUNTING POLICIES

The Source One Mortgage Services Corporation Employee Stock Ownership and 401(k) Savings Plan ("Plan") was originally established as a profit-sharing plan designed to invest primarily in the stock of Fund American Enterprises Holdings, Inc. ("FAEH"). FAEH is a publicly held company. Source One Mortgage Services Corporation (the "Company" or "SOMSC") is an indirect wholly-owned subsidiary of FAEH. Effective October 1, 1996, the Plan was amended to add a 401(k) savings feature.

The fair values of the participation units in the mutual funds are based on quoted market values on the last business day of the plan year. The fair value of the investment in FAEH stock is based on the last sales price on the last business day of the plan year. Realized gains and losses are computed based upon a weighted average cost basis. Purchases and sales of securities are recorded on a trade-date basis.

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The Plan is a contributory defined contribution plan sponsored by the Company. All employer contributions through December 31, 1997 are made to the Employee Stock Ownership portion of the Plan and all employee contributions are made to the 401(k) savings portion of the Plan (see note 6). All administrative expenses associated with the Plan are paid by the Company.

Employees are eligible to participate in the Employee Stock Ownership portion of the Plan after completing one year of service. A year of service for purposes of determining whether an individual is eligible to participate in the Plan means the 12 consecutive month period following the date the individual starts work upon completion of 1,000 hours of service. Employees become eligible to participate in the Employee Stock Ownership portion of the Plan each year on either January 1st or July 1st.

Employees are eligible to participate in the 401(k) portion of the Plan generally upon the first day of the calendar quarter following the date of hire and attainment of age 18.
                                                                               6

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                    Notes to Financial Statements (continued)


2.  DESCRIPTION OF THE PLAN (continued)

Each eligible participant in the Employee Stock Ownership portion of the Plan has a FAEH stock account and a cash account. These accounts are adjusted each year for (1) an allocation of the FAEH's common stock contributed to the Plan, if any, and (2) any forfeitures of FAEH stock resulting from the termination of employment of other participants in the Plan before their accounts are fully vested and (3) interest and dividends. These allocations are based on a percentage of participant compensation, as defined. Participants are eligible for 100% of their account balance upon retirement after attaining age 65, becoming disabled, or to the employee's beneficiary in the case of death. Account balances are payable to the participants at termination, in accordance with the following vesting table:

                                                      PERCENTAGE
                     YEARS OF SERVICE                   VESTING

                  Less than 3                            0%
                  3 but less than 4                      30
                  4 but less than 5                      40
                  5 but less than 6                      60
                  6 but less than 7                      80
                  7 years or more                       100


Upon termination for any reason, participants in the Employee Stock Ownership portion of the Plan can elect to receive the vested portion of their accounts as either the cash proceeds from the sale of their stock by the trustee or the FAEH stock. Payments and distributions are made in accordance with Plan provisions.

Eligible participants in the 401(k) portion of the Plan may contribute between 1% and 14% of their total compensation, as defined, and are 100% vested in their account balance. Additionally, participants may elect several available options of investing and have the opportunity to change their elections daily. Upon termination of service, a participant whose account balance does not exceed $3,500 will receive a lump-sum amount equal to the value of his or her account. If employment terminates before a participant's 65th birthday and his or her account balance exceeds $3,500, the participant may defer payment plus any earnings on that balance until his or her 65th birthday in accordance with ERISA requirements.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                    Notes to Financial Statements (continued)



2.  DESCRIPTION OF THE PLAN (CONTINUED)

The Company reserves the right at any time to amend or terminate the Plan. Upon termination of the Plan, participant accounts, after the payment of any Plan termination expenses, would be valued as of the date of such termination and would be 100% vested.

The investment objectives of each of the Funds available to Plan participants are as follows:

Institutional Fund - To seek maximum current income consistent with liquidity and the maintenance of a high quality portfolio of money market instruments. The Fund seeks to maintain a stable net asset value of $1.00 per share.

Global Allocation Fund - To achieve the highest total investment return consistent with prudent risk. The fund uses financial models and analysis to determine the best distribution of portfolio holdings among the basic asset classes of U.S. and foreign equities, U.S. and foreign bonds, and money market instruments, as well as the mix between U.S. and foreign securities.

Corporate Bond Fund - To earn as high a level of current income as is consistent with the investment policies of such portfolio and with prudent investment management. Investments primarily in long-term corporate bonds rated A or better, offering attractive income, subject to cyclical market fluctuations.

Capital Fund - To achieve the highest total investment return consistent with prudent risk. A fully managed investment policy, which permits management of the Fund to vary investment in equity, debt, convertible, and money market securities based on its evaluation of changes in economic and market trends.

AIM Constellation Fund - A diversified portfolio which seeks to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

AIM Value Fund - To achieve long-term growth of capital by investing primarily in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

Additional information about the Plan agreement and benefit provisions is contained in the Summary Plan Description.

3.  CONTRIBUTIONS

The Company normally contributes to the Plan each calendar year, through December 31, 1997, an amount determined at the discretion of the Company's Board of Directors, not exceeding certain limits imposed by the Internal Revenue Code
(IRC) (see note 6). For the Plan years ended December 31, 1997 and 1996, the Board voted to contribute FAEH stock having a value equal to $900,494 and $1,628,817, respectively (approximately 3% and 5% of the sum of the individual participant's creditable compensation for the Plan years ended December 31, 1997 and 1996, respectively).

4.  INVESTMENTS

During 1997 and 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market price, as follows:


                                             NET REALIZED
                                             & UNREALIZED
                                             APPRECIATION             FAIR
                                            (DEPRECIATION)           VALUE
                                             IN FAIR VALUE           AT END
                                              DURING YEAR           OF YEAR
                                            -----------------------------------
Year ended December 31, 1997:
   Mutual funds                             $      (66,711)      $    6,039,482
   Common stock                                  1,969,478            5,384,915
   Participant loans                                     -                9,092
                                            -----------------------------------
                                            $    1,902,767          $11,433,489
                                            ===================================
Year ended December 31, 1996:
   Mutual funds                             $      (12,438)      $      416,849
   Common stock                                  1,619,335            7,171,499
                                            -----------------------------------
                                            $    1,606,897       $    7,588,348
                                            ===================================

                   Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                    Notes to Financial Statements (continued)


4.  INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets at either year-end are as follows:

                                                                                1997           1996
                                                                           ---------------------------
             Mutual funds:
                Merrill Lynch Institutional Fund                           $2,171,745       $   14,900
                AIM Value Fund                                             $1,319,146       $   88,238
                AIM Constellation Fund                                     $1,203,353       $  142,606
                Merrill Lynch Global Allocation Fund                       $  680,340       $   93,554

             Common stock:
               Fund American Enterprises Holdings, Inc.*                   $5,384,915       $7,171,499

               * Indicates a party-in-interest to the Plan

5.  INCOME TAX STATUS

The original Plan, prior to the amendment to add the 401(k) savings feature, received a favorable determination letter from the Internal Revenue Service dated July 29, 1992. The administrators of the Plan have requested, but have not received, a determination letter, stating that the amended Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrators of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.  PLAN AMENDMENTS

In 1997, certain amendments to the Plan were approved effective January 1, 1998. The most significant of the Plan amendments was a change of the Company's contributions from the Employee Stock Ownership portion of the Plan to a matching contribution to the 401(k) portion of the Plan. The amount of the Company's matching contribution will be determined using a formula based on the amount each participant elects to contribute (up to a maximum of 5% of eligible compensation matched) and the Company's return on equity for the corresponding Plan year. The vesting schedule for the Company's matching contributions will be the same as the vesting schedule for the Company's previous contributions to the Employee Stock Ownership portion of the Plan as outlined in note 2.

                   Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                    Notes to Financial Statements (continued)


6.  PLAN AMENDMENTS (CONTINUED)

In addition, an amendment was approved that provided for the transfer of all participants' accounts in the Employee Stock Ownership portion of the Plan to new accounts in the 401(k) portion of the Plan. Plan participants will then have the right to direct the investment of their accounts among any of the 401(k) investment options. The vesting schedule for these new accounts will be the same as the vesting schedule for participants' accounts in the Employee Stock Ownership portion of the Plan prior to January 1, 1998.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                   DESCRIPTION OF INVESTMENT INCLUDING
  IDENTITY OF ISSUE, BORROWER,                       MATURITY DATE, RATE OF INTEREST,                               CURRENT
   LESSOR OR SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE              COST              VALUE
------------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch Trust Company*                          Institutional Fund
                                                          2,171,745 units                   $    2,171,745        $ 2,171,745
Merrill Lynch Trust Company*                          Global Allocation Fund
                                                          48,149 units                             730,840            680,340
Merrill Lynch Trust Company*                          Corporate Bond Fund
                                                          12,405 units                             141,301            142,529
Merrill Lynch Trust Company*                          Capital Fund
                                                          15,159 units                             508,609            522,369
AIM Family of Funds                                   AIM Constellation Fund
                                                          45,616 units                           1,230,872          1,203,353
AIM Family of Funds                                   AIM Value Fund
                                                          40,689 units                           1,360,337          1,319,146
Participant Loans                                     Loan Fund
                                                          9,092 units                                9,092              9,092
Fund American Enterprises Holdings, Inc.*             Common Stock
                                                          44,503 shares                          3,905,250          5,384,915
                                                                                            ----------------------------------
                                                                                            $   10,058,046        $11,433,489
                                                                                            ==================================

*Indicates a party-in-interest to the Plan.

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

                Item 27d  Schedule of Reportable Transactions

                         Year ended December 31, 1997



                                    Description of Asset (Including
                                    Interest Rate and Maturity in          Purchase       Selling
       Identity of Party Involved         Case of a Loan)                    Price         Price
----------------------------------------------------------------------------------------------------
Category i) A transaction  with respect
to any plan asset involving an amount in
excess of 5% of the current value of the
Plan assets:
       Merrill Lynch*                     3,644,493 units of
                                            Institutional  Fund            $     1.00     $      -

       Fund American Enterprises
              Holdings, Inc.*             15,234 shares of Common Stock        106.92            -
                                          29,156 shares of Common Stock             -       125.00


                                                         Current
                                                         Value of
                                             Cost        Asset on        Net
                                              of        Transaction      Gain
       Identity of Party Involved            Asset         Date         (Loss)
-------------------------------------------------------------------------------
Category i) A transaction  with respect
to any plan asset involving an amount in
excess of 5% of the current value of the
Plan assets:
       Merrill Lynch*
                                        $  3,644,493    $3,644,493   $        -

       Fund American Enterprises
              Holdings, Inc.*              1,628,817     1,628,817            -
                                           2,501,075     3,644,493    1,143,419

                    Source One Mortgage Services Corporation
                Employee Stock Ownership and 401(k) Savings Plan

           Item 27d-Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1997


                                                                                                  Current
                                                                                                 Value of
                                           Description of Asset (Including        Cost           Asset on        Net
                                            Interest Rate and Maturity in          of           Transaction      Gain
       Identity of Party Involved                  Case of a Loan)                Asset            Date         (Loss)
------------------------------------------------------------------------------------------------------------------------
Category iii) A series of  transactions
  involving  securities of the same issue
  which, when aggregated, involve an amount
  in excess of 5% of the current value
  of plan assets:
       Merrill Lynch*                        Institutional Fund:
                                               47 sales                        $1,616,366         $1,616,366    $      -

       Merrill Lynch*                        Global Allocation Fund:
                                               63 purchases                       723,895            723,895           -

       Merrill Lynch*                        AIM Value Fund:
                                               81 purchases                     1,343,516          1,343,516           -

       Merrill Lynch*                        AIM Equity Constellation Fund:
                                               68 purchases                     1,193,435          1,193,435           -

       Fund American Enterprises             Common Stock:
               Holdings, Inc.*                 75 sales                         1,704,179          2,085,166     380,987




There were no category ii) or iv) reportable transactions.

* Indicates a party-in-interest to the Plan.

                              INDEX TO EXHIBITS


EXHIBIT NO.                DESCRIPTION
-----------                -----------
   23                      Consent of Experts
                           (a)  Consent of KPMG Peat Marwick LLP
                           (b)  Consent of Ernst & Young LLP